SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13E-3/A
                                 (Rule 13e-100)
                TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
            SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

                                   RULE 13e-3
                              TRANSACTION STATEMENT
           UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                         First Cherokee Bancshares, Inc.
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                                (Name of Issuer)

                         First Cherokee Bancshares, Inc.
                          First Cherokee Interim Corp.
                                  Alan D. Bobo
                                  Elwin K. Bobo
                               Michael A. Edwards
                                J. Stanley Fitts
                                Russell L. Flynn
                               Carl C. Hames, Jr.
                                C. Garry Haygood
                             Thomas D. Hopkins, Jr.
                                Bobby R. Hubbard
                                R.O. Kononen, Jr.
                                 Dennis W. Lord
                                  Larry R. Lusk
                                Stuart R. Tasman
                                Kitty A. Kendrick
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                      (Names of Person(s) Filing Statement)

                          Common Stock, $1.00 par value
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                         (Title of Class of Securities)

                                      None
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                      (CUSIP Number of Class of Securities)

                               Carl C. Hames, Jr.
                      President and Chief Executive Officer
                         First Cherokee Bancshares, Inc.
                                 9860 Highway 92
                            Woodstock, Georgia 30188
                                 (770) 591-9000
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          Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy To:

                            Kathryn L. Knudson, Esq.
                     Powell, Goldstein, Frazer & Murphy LLP
                   191 Peachtree Street, N.E., Sixteenth Floor
                             Atlanta, Georgia 30303
                                 (404) 572-6600

         This statement is filed in connection with (check the appropriate box):

         a.[X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

         b.[_] The filing of a registration statement under the Securities Act of 1933.

         c.[_] A tender offer.

         d.[_] None of the above.

         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:[X]

         Check the following box if the filing is a final amendment reporting the results of the transaction:[_]

                            Calculation of Filing Fee

               Transaction valuation*         Amount of filing fee
                    $ 6,081,814                      $1,217

* For purposes of calculating the fee only. This amount assumes the acquisition of 257,704 shares of common stock of the subject company for $23.60 per share. The amount of the filing fee equals 1/50th of one percent of the aggregate of the transaction value.

[X] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $1,217                  Filing Party:  First Cherokee
                                                                Bancshares, Inc.

Form or Registration No.:  Schedule 14A          Date Filed:  September 19, 2003

                TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
            SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER


ITEM 1.    Summary Term Sheet

           The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SUMMARY TERM SHEET."

ITEM 2.    Subject Company Information

           The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "DESCRIPTION OF FIRST CHEROKEE AND INTERIM--Business of First Cherokee and Business of First National Bank of Cherokee--Market for Common Stock" and "--Dividend Policy," "INFORMATION REGARDING SPECIAL MEETING OF SHAREHOLDERS--Number of Shares Outstanding" and "SPECIAL FACTORS--Recent Affiliate Transactions" and "--Stock Purchases by First Cherokee."

ITEM 3.    Identity and Background of Filing Person

           The filing person and the subject company are the same person. Information regarding the persons specified in Instruction C to the
           Schedule is incorporated herein by reference to the sections of
           Exhibit 1 entitled "DESCRIPTION OF FIRST CHEROKEE AND INTERIM-- Business of First Cherokee and Business of First National Bank of Cherokee," "Business of Interim," and "--Directors and Executive Officers."

ITEM 4.    Terms of the Transaction

           The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "INFORMATION REGARDING SPECIAL MEETING OF SHAREHOLDERS--Voting at the Special Meeting," " --Dissenters' Rights," and "--Requirements for Shareholder Approval," "SPECIAL FACTORS--Purpose of the Reorganization Plan, "--Reasons for the Reorganization," "--Federal Income Tax Consequences of the Reorganization Plan," and "--Recommendation of the Board of Directors; Fairness of the Reorganization Plan," "DESCRIPTION OF THE PLAN," "DISSENTERS' RIGHTS," and "DESCRIPTION OF FIRST CHEROKEE AND INTERIM--Market for Common Stock" and "--Description of Common Stock."

ITEM 5.    Past Contacts, Transactions, Negotiations and Agreements

           The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SPECIAL FACTORS--Recent Affiliate Transactions."

ITEM 6.    Purposes of the Transaction and Plans or Proposals

           The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "DESCRIPTION OF THE PLAN--The Reorganization," "--Cash Conversion of First Cherokee Common Stock" and "--Exchange of First Cherokee Stock Certificates," "DESCRIPTION OF FIRST CHEROKEE AND INTERIM--Dividend Policy," "--Directors and Executive Officers" and "--Market for Common Stock," and "SPECIAL FACTORS--Purpose of the Reorganization Plan," and "--Effects of the Reorganization."

ITEM 7.    Purposes, Alternatives, Reasons and Effects

           The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "SPECIAL FACTORS--Purpose of the Reorganization Plan," "--Alternatives Considered by the Board of Directors," "--Reasons for the Reorganization," "--Effects of the Reorganization," "--Effects of the Reorganization Plan on Affiliates," "--Effects of the Reorganization Plan on the First National Bank of Cherokee 401(k) Plan," "--Federal Income Tax Consequences of the Reorganization Plan," and "--Pro Forma Effect of the Reorganization Plan."

ITEM 8.    Fairness of the Transaction

           The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "SPECIAL FACTORS--Recommendation of the Board of Directors; Fairness of the Reorganization Plan," and "--First Cherokee Affiliates' Determination of Fairness of the Reorganization Plan."

ITEM 9.    Reports, Opinions, Appraisals and Negotiations

           The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "SPECIAL FACTORS Recommendation of the Board of Directors; Fairness of the Reorganization Plan" and "--The
           T. Stephen Johnson Opinion."

ITEM 10.   Source and Amount of Funds or Other Consideration

           The required information is incorporated herein by reference to the section of Exhibit 1 entitled "DESCRIPTION OF THE PLAN--Source of Funds and Expenses."

ITEM 11.   Interest in Securities of the Subject Company

           The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "SPECIAL FACTORS--Information Regarding Affiliates" and "--Recent Affiliate Transactions."

ITEM 12.   The Solicitation or Recommendation

           The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "SPECIAL FACTORS--Recommendation of the Board of Directors; Fairness of the Reorganization Plan," and "--First Cherokee Affiliates' Determination of Fairness of the Reorganization Plan."

ITEM 13.   Financial Statements

           The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "DESCRIPTION OF THE PLAN--Pro Forma Effect of the Reorganization Plan" and "DESCRIPTION OF FIRST CHEROKEE AND INTERIM--Financial Statements."

ITEM 14.   Persons/Assets Retained, Employed, Compensated or Used

           The required information is incorporated herein by reference to the section of Exhibit 1 entitled "INFORMATION REGARDING SPECIAL MEETING OF SHAREHOLDERS--Solicitation of Proxies"

ITEM 15.   Additional Information

           The required information is incorporated herein by reference to the section of Exhibit 1 entitled "DESCRIPTION OF FIRST CHEROKEE AND INTERIM."

ITEM 16.   Exhibits.

           1. Proxy Statement/Prospectus and related cover letter, dated November _____, 2003, including Appendix A--the Agreement and Plan of Reorganization, Appendix B--the Shareholders Agreement, Appendix C--S-Corporation Election Form 2553, Appendix D--Subscription Agreement, and Appendix E--Article 13 of the Georgia Business Corporation Code, describing dissenting shareholders' appraisal rights and the procedures for exercising those rights (incorporated herein by reference to First Cherokee Bancshares, Inc.'s Schedule 14A, Amendment No. 2, filed on November 12, 2003).

           2.     Committment Letter from Nexity Bank, dated November 7, 2003.

           3. Opinion of T. Stephen Johnson and Associates, Inc. dated August 29, 2003 (excluding Exhibits A and B).*

           4. Consent of T. Stephen Johnson and Associates, Inc., dated October 31, 2003.*

        _________________________
        * Previously filed with Amendment No. 1 to the Issuer's Schedule 13E-3, filed on November 3, 2003.

                                    SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 12, 2003
                                                 FIRST CHEROKEE BANCSHARES, INC.


                                                 By: /s/ Carl C. Hames, Jr.
                                                     --------------------------
                                                     Carl C. Hames, Jr.
                                                     President and Chief
                                                     Executive Officer


                                                 FIRST CHEROKEE BANCSHARES, INC.
                                                 AFFILIATES:


                                                 By: /s/ Alan D. Bobo
                                                     --------------------------
                                                     Alan D. Bobo

                                                 By: /s/ Elwin K. Bobo
                                                     --------------------------
                                                     Elwin K. Bobo

                                                 By: /s/ Michael A. Edwards
                                                     --------------------------
                                                     Michael A. Edwards

                                                 By: /s/ J. Stanley Fitts
                                                     --------------------------
                                                     J. Stanley Fitts

                                                 By: /s/ Russell L. Flynn
                                                     --------------------------
                                                     Russell L. Flynn

                                                 By: /c/ Carl C. Hames, Jr.
                                                     --------------------------
                                                     Carl C. Hames, Jr.

                                                 By: /s/ C. Garry Haygood
                                                     --------------------------
                                                     C. Garry Haygood

                                                 By: /s/ Thomas D. Hopkins, Jr.
                                                     --------------------------
                                                     Thomas D. Hopkins, Jr.

                                                 By: /s/ Bobby R. Hubbard
                                                     --------------------------
                                                     Bobby R. Hubbard

                                                 By: /s/ R.O. Kononen, Jr.
                                                     --------------------------
                                                     R.O. Kononen, Jr.

                                                 By: /s/ Dennis W. Lord
                                                     --------------------------
                                                     Dennis W. Lord

                                                 By: /s/ Larry R. Lusk
                                                     --------------------------
                                                     Larry R. Lusk

                                                 By: /s/ Stuart R. Tasman
                                                     --------------------------
                                                     Stuart R. Tasman

                                                 By: /s/ Kitty A. Kendrick
                                                     --------------------------
                                                     Kitty A. Kendrick

                                  EXHIBIT INDEX


    Exhibits.

1. Proxy Statement/Prospectus and related cover letter, dated November__, 2003, including Appendix A--the Agreement and Plan of Reorganization, Appendix B-- the Shareholders Agreement, Appendix C--S-Corporation Election Form 2553, Appendix D--Subscription Agreement, and Appendix E--Article 13 of the Georgia Business Corporation Code, describing dissenting shareholders' appraisal rights and the procedures for exercising those rights (incorporated herein by reference to First Cherokee Bancshares, Inc.'s
    Schedule 14A, Amendment No. 2, filed on November 12, 2003).

 2. Committment Letter from Nexity Bank, dated November 7, 2003.

 3. Opinion of T. Stephen Johnson and Associates, Inc. dated August 29, 2003 (excluding Exhibits A and B).*

 4. Consent of T. Stephen Johnson and Associates, Inc., dated October 31, 2003.*

_______________
* Previously filed with Amendment No. 1 to the Issuer's Schedule 13E-3, filed on November 3, 2003.

                                   EXHIBIT 2
                                   ---------

                               COMMITMENT LETTER
                               -----------------

NEXITY BANK
--------------------------------------------------------------------------------
300 Park Brooke Place, Suite 370
Woodstock, Georgia  30189
Telephone:  (678) 556-0700
Facsimile:  (678) 556-0704
www.cbs.nexitybank.com

                                November 7, 2003


Mr. Spence Hoard
Executive Vice President
First National Bank of Cherokee
9860 Highway 92
Woodstock, GA 30181

Dear Mr. Hoard:

Nexity Bank (Bank) agrees to extend, subject to specific terms and conditions, the financing commitment outlined below to First Cherokee Bancshares, Inc. (Borrower). Our terms and conditions for the commitment are listed in summary below. These are not necessarily intended to represent all the conditions and requirements of our commitment that would be included in the subsequent loan documentation.

AMOUNT:              Three Million Dollars and 00/100 Cents ($3,000,000.00)

PURPOSE:             To purchase stock from current shareholders

REPAYMENT TERMS:     Interest only paid monthly; principal due at maturity

MATURITY DATE:       One year from the date of the note

SECURITY:            100% of the stock of First National Bank of Cherokee

RATE:                Prime-1% Floating

DOCUMENTATION:       Loan documents will include a Promissory Note, Loan
                     Agreement, appropriate Collateral Assignments, appropriate
                     Corporate Resolutions and such other documents as counsel for the Bank may require and in a form and substance satisfactory to the Bank.

LOAN AGREEMENT:      The loan agreement shall include such terms and conditions as Bank and Borrower's counsel deem reasonably appropriate.

                     Covenants requiring the following will be incorporated in the Loan Agreement:

                     1) Bank Subsidiary shall not permit its weighted average return on assets to be less than .60% on an annualized basis at any quarter end, beginning March 31, 2004.

                     2) Book value of the pledged stock shall be in excess of $17,000,000 at all times.

                     3) Capital Ratios for the Borrower and subsidiary bank shall be maintained at levels that meet the minimum capital requirement imposed by any of their federal or state regulators.

Mr. Spence Hoard
November 7, 2003
Page Two



                    4) The Borrower's Bank Subsidiary shall not permit the allowance for loans and leases on a consolidated basis to be less than 1.00% of its gross loans for each fiscal quarter.

                    5) The Borrower's bank subsidiaries shall maintain asset quality ratios acceptable to Lender.

                    6) No dividend shall be paid by Borrower if the loan is in default or if the dividend would create a default without prior Bank approval.

                    7)      No additional debt without prior Bank approval.
                            This covenant shall not apply to deposits, repurchase agreements, overdrafts, and other banking transactions entered into by a bank subsidiary in the ordinary course of its business, including without limitation borrowings of federal funds and FHLB advances.

                    8) Borrower to promptly furnish Bank with copies of its Annual Reports and Regulatory Quarterly Reports on itself and each subsidiary as required by Bank.

                    9) Borrower shall pay all costs and expenses in connection with this commitment, if any.

                   10) The commitment is subject to full approval by Nexity's loan committee.


This commitment will remain open for ninety (90) days, at which time it will be null and void if the loan is not closed.


Best Regards,

/s/ Ken Vassey
---------------------
Ken Vassey
Senior Vice President
Nexity Bank